UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                            Chaparral Resources, Inc.
                                (Name of Issuer)

                           Warrants to Purchase Shares
                  of Common Stock, Par Value $0.0001 Per Share
                         (Title of Class of Securities)

                                    159420207
                                 (CUSIP Number)



                               Miss J. E. Munsiff
                                  Shell Centre
                                 London SE1 7NA
                                     England
                           Tel.: +44 (0) 207 934-3080

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                February 7, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D




---------------------------------                 ------------------------------
 CUSIP No. 159420207                                     Page 2 of 12 Pages
---------------------------------                 ------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Shell Capital Limited
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
                                                                        (b)
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           England
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY                                      0
                                    --------------------------------------------
EACH REPORTING PERSON WITH           8      SHARED VOTING POWER
                                              1,785,455 (consisting of Shares
                                              issuable upon exercise of
                                              Warrants)
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              1,785,455 (consisting of Shares
                                              issuable upon exercise of
                                              Warrants)
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,785,455 (consisting of Shares issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D




---------------------------------                 ------------------------------
 CUSIP No. 159420207                                     Page 3 of 12 Pages
---------------------------------                 ------------------------------

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The Shell Petroleum Company Limited
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)
                                                                          (b)
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           England
--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY                                      0
                                    --------------------------------------------
EACH REPORTING PERSON WITH           8      SHARED VOTING POWER
                                              1,785,455 (consisting of Shares
                                              issuable upon exercise of
                                              Warrants)
                                    --------------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    --------------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              1,785,455 (consisting of Shares
                                              issuable upon exercise of
                                              Warrants)
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,785,455 (consisting of Shares issuable upon exercise of Warrants)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

          HC
--------------------------------------------------------------------------------

This Amendment No. 2 amends and supplements the Schedule 13D (the "Schedule 13D"), as amended, originally filed with the Securities and Exchange Commission on February 15, 2000 by Shell Capital Limited and The Shell Petroleum Company Limited (collectively, the "Reporting Persons"). Information in the Schedule 13D remains in effect except to the extent that it is superseded and/or supplemented by the information contained in this Amendment No. 2. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

Item 4.  Purpose of the Transaction

Item 4 is amended and restated in its entirety as follows:

"Shell Capital Limited acquired the Warrants in connection with its undertaking to underwrite and participate in the funding of the Loan Agreement as described in Item 3. The proceeds of the loan facilities were used to finance the further development of an oil field project in the Republic of Kazakhstan. It was a condition precedent in the Loan Agreement that the Issuer undertake to nominate as director of the Issuer, on a best efforts basis, a nominee identified by Shell Capital Services Limited (a company in the Group and a wholly-owned subsidiary of The Shell Petroleum Company Limited) for the period during which the loan arrangement remains in place. Furthermore, pursuant to the terms of the Loan Agreement, the Issuer undertook, on a best efforts basis, to complete a rights offering for no less than US$6 million on or before June 30, 2000. As the Issuer satisfied only partially the equity infusion requirements of the Loan Agreement, the Loan Agreement was amended in August 2000 to extend the Issuer's equity support commitment from US$6 million on or before June 30, 2000 to US$10 million on or before September 30, 2000. These revised equity requirements were satisfied through issuances of Common Stock by the Issuer and the acquisition of US$3 million of Common Stock by Capco Resourses, Ltd. As a consequence of these changes in the capital structure of the Issuer, the Issuer and Shell Capital Limited deemed it prudent and in their best interest to clarify the terms of the Warrants, and as a result they entered into the Amended and Restated Warrant Agreement to reflect such clarifications deemed necessary and appropriate and to give effect to the changes in the capital structure of the Issuer. The foregoing summary of the Amended and Restated Warrant Agreement and the Loan Agreement is qualified in its entirety by reference to Exhibits A, B and C, which are attached hereto.

On November 1, 2001, the Issuer issued a press release announcing that, among other things, it had received a notice of occurrence of certain events of default from Shell Capital Services Limited (in its capacity as facility agent under the Loan Agreement). On January 17, 2002, the Issuer issued a press release announcing that, among other things, (x) it had received a notice of the occurrence of additional events of default and a notice accelerating the payment of $37,289,628 in outstanding principal, interest, and other fees and expenses due under the Loan Agreement and (y) Shell Capital Services Limited (in its capacity as facility agent under the Loan Agreement) had also initiated legal proceedings against the Issuer in the United Kingdom and against one of the Issuer's subsidiaries in the Isle of Guernsey to enforce rights under the

Loan Agreement. At the instance of Shell Capital Services Limited, a statutory demand was served on Central Asian Petroleum (Guernsey) Limited (a wholly-owned indirect subsidiary of the Issuer) in the Isle of Guernsey for payment of the amount outstanding under the Loan Agreement. Pursuant to the terms of the statutory demand, Central Asian Petroleum (Guernsey) Limited was requested to pay the amounts outstanding under the Loan Agreement within 21 days of the date of service of the statutory demand. Central Asian Petroleum (Guernsey) Limited failed to make any payment within the 21-day period and on February 7, 2002 Shell Capital Services Limited petitioned the Royal Court in the Isle of Guernsey for an Order that Central Asian Petroleum (Guernsey) Limited be compulsorily wound up by the Royal Court pursuant to Section 94 of the Companies (Guernsey) Law, 1994 and that a liquidator be appointed in this connection. A hearing in connection with the petition is scheduled for April 15, 2002.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors, and will continue to evaluate their options accordingly. The Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate, and they reserve the right to pursue alternative actions, plans or proposals, including, without limitation, (i) pursuing legal or regulatory action to enforce their rights and remedies under the Loan Agreement (as in effect from time to time) or other remedies from time to time available to them (including the right to defer, postpone or refrain from pursuing such legal or regulatory action), (ii) negotiating and entering into one or more agreements or settlements for the repayment of outstanding amounts owing by the Issuer under the Loan Agreement, and (iii) at any time and from time to time increasing or decreasing their holdings of Common Stock (including warrants for Common Stock and/or other securities convertible into or exercisable or exchangeable for Common Stock) through open market purchases, privately negotiated transactions or otherwise (subject to any applicable limitations of the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended).

Except as set forth in this Item 4, and as otherwise contemplated by the Amended and Restated Warrant Agreement and the Loan Agreement, as supplemented by a supplemental agreement, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any other current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Issuer by any Person; (h) any of the Issuer's securities being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

The Reporting Persons reserve the right to modify their present intentions or purposes and formulate one or more plans or proposals to take one or more of the actions referred to in clauses (a) through (j) of the immediately preceding sentence."

Item 7.  Material to be filed as Exhibits:

Exhibit A - Amended and Restated Warrant Agreement, dated April 18, 2001 between Chaparral Resources, Inc. and Shell Capital Limited.

Exhibit  B - Loan  Agreement,  dated as of 1  November,  1999,  among  Chaparral
Resources, Inc., Central Asian Petroleum (Guernsey) Limited, Central Asian Petroleum, Inc., Closed Type JSC Karakudukmunay, Shell Capital Services Limited and Shell Capital Limited.

Exhibit C - Supplemental Agreement, dated 10 February 2000 to the Loan Agreement set out in Exhibit B, among Chaparral Resources, Inc., Central Asian Petroleum (Guernsey) Limited, Central Asian Petroleum, Inc., Closed Type JSC Karakudukmunay, Shell Capital Services Limited and Shell Capital Limited.

Exhibit D - Agreement to Joint Filing of The Shell Petroleum Company Limited.

                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002

                                               SHELL CAPITAL LIMITED



                                               /s/ Michael Patrick Treanor
                                               ------------------------------
                                               Name:  Michael Patrick Treanor
                                               Title: Director

                                                                      SCHEDULE A


I.       Shell Capital Limited

Each person named below is a director and/or executive officer of Shell Capital Limited, whose principal business is described in Item 2 of Schedule 13D filed on February 15, 2000 by Shell Capital Limited and The Shell Petroleum Company Limited.



NAME                      BUSINESS ADDRESS                 OCCUPATION                         CITIZENSHIP
                          Shell Centre                     Member of the Board of Directors
Judith Gubala Boynton     London SE1 7NA                   of Shell Capital Limited;          American
                                                           Director of Finance The Shell
                                                           Petroleum Company Limited

Michael Patrick Treanor   Shell Centre                     Member of the Board of Directors   British
                          London SE1 7NA                   of Shell Capital Limited;
                                                           Managing Director Shell Capital
                                                           Limited

Ralph Neil Gaskell        Shell Centre                     Member of the Board of Directors   British
                          London SE1 7NA                   of Shell Capital Limited; Group
                                                           Treasurer Shell International
                                                           Limited


II.      The Shell Petroleum Company Limited

Each person named below is a director of The Shell Petroleum Company Limited, whose principal business is described in Item 2 of Schedule 13D filed on February 15, 2000 by Shell Capital Limited and The Shell Petroleum Company Limited.





NAME                        BUSINESS ADDRESS                 OCCUPATION                       CITIZENSHIP
Mr Hendrikus de Ruiter      Carel van Bylandtlaan 30         Retired Former Executive         Dutch
                            2596 HR The Hague                Royal Dutch Petroleum Company



Mr Mark Moody-Stuart        Shell Centre                     Director                         British
                            London SE1 7NA                   The "Shell" Transport and
                                                             Trading Company, p.l.c.


Mr Henricus Josephus        Carel van Bylandtlaan 30         Managing Director                Dutch
Maria Roels                 2596 HR The Hague                Royal Dutch Petroleum Company






Ms Judith Gubala Boynton    Shell Centre                     Member of the Board of           American
                            London SE1 7NA                   Directors of Shell Capital
                                                             Limited; Director of Finance
                                                             The Shell Petroleum Company
                                                             Limited

Mr Paul David Skinner       Shell Centre                     Managing Director                British
                            London SE1 7NA                   The "Shell" Transport and
                                                             Trading Company, p.l.c.


Mr Walter van de Vijver     Carel van Bylandtlaan 30         Managing Director                Dutch
                            2596 HR The Hague                Royal Dutch Petroleum Company

Mr Maarten Albert van den   Carel van Bylandtlaan 30         Director                         Dutch
Bergh                       2596 HR The Hague                Royal Dutch Petroleum Company

Mr Jeroen van der Veer      Carel van Bylandtlaan 30         Managing Director                Dutch
                            2596 HR The Hague                Royal Dutch Petroleum Company


Mr Lodewijk Christiaan      Carel van Bylandtlaan 30         Retired Former Executive         Dutch
van Wachem                  2596 HR The Hague                Royal Dutch Petroleum Company


Mr Philip Beverley Watts    Shell Centre                     Chairman & Managing Director     British
                            London SE1 7NA                   The "Shell" Transport and
                                                             Trading Company, p.l.c.


                                  EXHIBIT INDEX




Exhibit No.   Description
----------    -----------
A             Amended  and  Restated  Warrant  Agreement,  dated  April 18, 2001 between Chaparral Resources, Inc. and Shell Capital Limited.*
B             Loan  Agreement,  dated as of 1 November,  1999,  among  Chaparral
              Resources,  Inc.,  Central  Asian  Petroleum  (Guernsey)  Limited,
              Central Asian  Petroleum,  Inc.,  Closed Type JSC  Karakudukmunay,
              Shell Capital Services Limited and Shell Capital Limited.**
C             Supplemental  Agreement,  dated  10  February  2000  to  the  Loan
              Agreement set out in Exhibit B, among Chaparral  Resources,  Inc.,
              Central  Asian  Petroleum   (Guernsey)   Limited,   Central  Asian
              Petroleum,  Inc.,  Closed Type JSC  Karakudukmunay,  Shell Capital
              Services Limited and Shell Capital Limited.***
D             Agreement to Joint Filing of The Shell Petroleum Company Limited.



--------------

* Incorporated herein by reference to Amendment No. 1 to Schedule 13-D filed by the Reporting Persons with respect to the Common Stock of the Issuer with the Securities and Exchange Commission on April 27, 2001.

** Incorporated herein by reference to Form 8-K (Current Report for the period ending October 25, 1999) filed by the Issuer with the Securities and Exchange Commission on November 17, 1999.

*** Incorporated herein by reference to Schedule 13-D filed by the Reporting Persons with respect to the Common Stock of the Issuer with the Securities and Exchange Commission on February 15, 2000.

                                                                       EXHIBIT D



                            Agreement to Joint Filing

                       The Shell Petroleum Company Limited


The undersigned agrees that Amendment No. 2 to the Schedule 13D executed by Shell Capital Limited to which this Agreement to Joint Filing is attached as an exhibit is filed on behalf of The Shell Petroleum Company Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 12, 2002

                                            THE SHELL PETROLEUM
                                            COMPANY LIMITED

                                            By:/s/ Jyoti Eruch Munsiff
                                               --------------------------
                                               Name:   Jyoti Eruch Munsiff
                                               Title:  Company Secretary